Exhibit 21

SUBSIDIARIES OF WIDEPOINT CORPORATION

Full Legal Name	State or Country of Incorporation
WidePoint Integrated Solutions Corp.	Virginia
WidePoint Cybersecurity Solutions Corporation (1)	Virginia
WidePoint Solutions Corp.	Delaware
WidePoint IL, Inc.	Illinois
WPNBIL, Inc.	Illinois
WidePoint Global Solutions, Inc.	Delaware
Soft-ex Communications Ltd. (subsidiary of WidePoint Global Solutions, Inc.)	Ireland
Soft-ex BV (subsidiary of Soft-ex Communications Ltd.)	Netherlands
Soft-ex UK Limited (subsidiary of Soft-ex Communications Ltd.)	England

(1)	In April 2017, Advanced Response Concepts Corporation and Protexx Technology Corporation, both Delaware corporations, were merged into WidePoint Cybersecurity Solutions Corporation.